Exhibit 99.1

Agria to Report Financial Results for Fiscal Year 2016 on August 19, 2016

HONG KONG, CHINA— August 12, 2016 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced that the Company plans to release financial results for the fiscal year ended June 30, 2016 on Friday, August 19, 2016, before the U.S. market open. The Company will discuss its financial results in a conference call on August 19, 2016 at 8:30 a.m. Eastern Time/8:30 p.m. Beijing time. The call will be hosted by Mr. John Fulton, Chief Financial Officer, and Mr. Kean Seng U, Head of Corporate and Legal Affairs.

Investors interested in participating in the live call should dial +1 (719) 234-0008 and enter passcode 4895922. A simultaneous live webcast will be available on the Company's website at www.agriacorp.com. A replay of the call will be available either via telephone or webcast until August 26, 2016. The telephone replay can be accessed by dialing +1 (858) 384-5517 and entering passcode 4895922. The webcast replay can be accessed in the Investor Center on the Company's website.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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